FEF Distributors, LLC

Statement of Financial Condition
December 31, 2025

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SEC FILE NUMBER
8-51483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FEF Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chun Fong	212-698-3451	Chun.Fong@firsteagle.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001-8604
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chun Fong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FEF Distributors, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member and the Directors of FEF Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.
New York, NY
February 27, 2026

1

FEF Distributors, LLC

Statement of Financial Condition

December 31, 2025

CONFIDENTIAL

Assets

Cash and cash equivalents	$	13,032,117
Commissions receivable		353,133
Receivable from parent		812,137
Other assets		610,399
Total assets	$	14,807,786

Liabilities and Member's Equity

Liabilities

12b-1 fees payable	$	11,719,678
Payable to parent		10,040
Accounts payable and accrued expenses		93,119
Total liabilities		11,822,837
Member's equity		2,984,949
Total liabilities and member's equity	$	14,807,786

See notes to the statement of financial condition.

1. Organization

Nature of operations: FEF Distributors, LLC (the "Company" or "FEFD") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

As of December 31, 2025, the First Eagle group of mutual funds and interval funds (collectively the "FE Funds") consist of thirteen 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Fund, First Eagle Gold Fund, First Eagle High Yield Municipal Fund, First Eagle Global Income Builder Fund, First Eagle Rising Dividend Fund, First Eagle Overseas Variable Fund, First Eagle Small Cap Opportunity Fund, First Eagle Global Real Assets Fund, First Eagle US SMID Cap Opportunity Fund, First Eagle Short Duration High Yield Municipal Fund and First Eagle Core Plus Municipal Fund ("Mutual Funds"), and three interval funds: First Eagle Credit Opportunities Fund, First Eagle Real Estate Debt Fund and First Eagle Tactical Municipal Opportunities Fund ("Interval Funds"). The Company also engages in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities.

The Company is engaged in a single line of business as a non-clearing registered broker dealer engaged in the distribution of shares of the FE Funds. The Company has identified its FINop as the chief operating decision maker ("CODM"), who uses revenue to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in footnote 2 - significant accounting policies. The Company derived 97 percent of its total revenues from the 12b-1 income earned by providing the distribution and marketing support services to the FE Funds based on their respective prospectuses.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and interval fund, as well as private placements of securities solely as wholesale placement agent. The Company also does not hold customer accounts or receive customer cash or securities. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240. 17a-5 for effecting securities transactions via subscriptions.

2. Significant Accounting Policies

a) **Basis of presentation**: The Statement of Financial Condition of the Company are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). All of the Company's assets and liabilities that are considered financial instruments are reflected at fair value. The carrying value of all other assets and liabilities approximates fair value.

b) **Use of estimates**: The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the Statement of Financial Condition, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents may consist of investments with stable net asset value ("NAV") money market funds which are valued based on NAV per share as an acceptable proxy of fair value. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits. The Company does not have any restricted cash.

d) **Securities**: The Company does not carry customer accounts and generally does not carry any securities on its own account. Securities, if any, are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within appropriate level of the fair value hierarchy in accordance with ASC 820.

e) **12b-1 receivable:** The Company adopted the guidance under ASU 2014-09. The Company earns fees for providing certain ongoing distribution and marketing support services for the FE Funds based on their respective prospectuses. The Interval Fund offers Class A and A-2 shares which charge 12b-1 fees. 12b-1 income is earned based on basis points of average net assets in the FE Funds, 25 basis points on Class A, 75 basis points on Class A-2 shares of the Interval Fund, 100 basis points on Class C. As a result, 12b-1 income is recognized over time as FE Funds simultaneously receive and consume the benefit from the 12b-1 services performed by the Company. The Company uses estimates in recording the accruals related to 12b-1 income, which are based on historical trends and are adjusted to reflect market fluctuations for the period covered. As of December 31, 2025, 12b-1 receivable of $798,726 is reflected as Receivable from parent, pursuant to a Purchase and Sales Agreement discussed in Note 4.

f) **Commissions receivable**: Included in Commissions revenues are underwriting retention, contingent deferred sales charges, early withdrawal charges, and 12b-1 fee commission, where there are no default dealers. On a semi-monthly basis, the Company earns underwriting retention as underwriter of FE Funds, including a contingent deferred sales charge on redemptions of Class A or Class C shares prior to specified holding period. These revenues are

derived from fees based on the purchases and redemptions of FE Funds'. Underwriting retention revenue is based on mutual fund purchases if a front-end load is charged. Contingent deferred sales charges are also based on mutual fund positions redeemed if applicable. The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. The Credit Opportunities Fund may charge up to 250 basis points as a sales charge for Class A and A-2 shares. The other two interval funds do not charge commissions. Contingent deferred sales charge is a 1% fee charged on redemptions of Class A or Class C shares as applicable, prior to specified holding period. Purchases of $250,000 or more in First Eagle Credit Opportunities Fund Class A and Class A-2 shares will be subject to an early withdrawal charge of 1.5%, if the shares are sold during the first 12 months after their purchase. The Company also receives quarterly 12b-1 fee commission payments where there are no default dealers. As of December 31, 2025, receivables from these fees were $353,133, and are reflected in Commissions receivable. As of December 31, 2025, $13,411 of contingent deferred sales charges related to revenue contracts are reflected as Receivable from parent on the Statement of Financial Condition.

The Company adopted the Current Expected Credit Loss (CECL) guidance issued by the FASB as of January 1, 2020. Based on management estimate, an allowance was not required as of December 31, 2025.

g) **12b-1 fees**: The Company pays 12b-1 fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. As of December 31, 2025, 12b-1 fees payable of $11,719,678 is reflected on the Statement of Financial Condition.

h) **Taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. Until August 14, 2025, the Parent was an LLC treated as a partnership and did not have tax liabilities in most jurisdictions but rather passed through its taxable income to its members. After August 15, 2025, the Parent is a Corporation. The Company follows the reporting requirements of ASU 2019-12, Income Taxes and therefore the Parent is not required to allocate tax expenses, if any, to the Company.

3. Contingencies

In the normal course of business operations, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions, but the Company is unable to predict the outcome of these matters. However, management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition.

4. Other Assets

Other assets include advances paid to FINRA regarding registration fees, central registration depository usage and renewal of the Company's membership fee. As of December 31, 2025, the

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prepaid fees amounted to $583,400 and are included in Other assets on the Statement of Financial Condition. The prepaid fees are generally amortized over a period of 12 months and are included as a component of Regulatory fees on the Statement of Operations.

5. Related-Party Transactions

The Company receives 12b-1 and commissions revenues from the FE Funds for the distribution of shares of the FE Funds.

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds each business day to the Parent as a form of facilitating cash settlement of its revenue recognized from the FE Funds. The funds received from this Purchase and Sale Agreement are subsequently disbursed to non-affiliated financial institutions for the marketing and promotion of the FE Funds. For the year ended December 31, 2025, receivables totaling $75,719,142 were sold to the Parent.

Receivables from the FE Funds as of December 31, 2025, were $353,133 of commissions receivable. In addition, $13,411 of contingent deferred sales charges and $798,726 of 12b-1 receivable are recorded in Receivable from Parent on the Statement of Financial Condition.

The Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the Company in accordance with the service agreement between the Company and the Parent. The fees allocated to the Company are based on headcount, time spent by certain employees of the Parent, and the percentage of wages, and include services such as personnel, rent, telecommunication, and corporate services. As of December 31, 2025, the amount payable to the Parent for administrative services was $10,040 and is included as Payable to Parent on the Statement of Financial Condition.

The Company is allocated a portion of occupancy related payments from the Parent, pursuant to the service agreement discussed above, based on square footage occupied by relevant departments involved with the Company multiplied by percentages of wages, time spent, and other allocations on the Company by certain employees of the Parent. This amount is reflected as a component of Administrative fees to the Parent on the Statement of Operations. The Company does not have the right to obtain substantially all of the economic benefits from the use of the asset, nor have the right to direct how and for what purposes the asset can be used.

On June 24, 2025, the Company made a distribution in the amount of $1,000,000 to the Parent. This represents the withdrawal of certain excess capital.

6. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC and capital rules of FINRA. The Company has elected to use the Alternative Net Capital method permitted by the Rule, which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debit items arising from the reserve formula, as defined by the Rule. Net capital changes from day to day. As of December 31, 2025, the Company had net capital of $1,209,280, resulting in excess net capital of $959,280. The minimum net capital requirements may restrict the payment of distributions.

7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. Recent Accounting Pronouncements

The FASB issued an update to ASC 326 providing a practical expedient for estimating expected credit losses on current accounts receivable and contract assets under ASC 606. The guidance simplifies application by allowing entities to avoid extensive macroeconomic analysis for short-term assets and, for non-public entities, permits an accounting policy election to consider post–balance sheet collection activity. The amendments aim to reduce cost and complexity for all entities and are effective for fiscal years beginning after December 15, 2025 (early adoption is permitted). The Company has not early adopted and is assessing the impact on its financial statements.

9. Subsequent Events

The Company evaluated all subsequent events, including the Company's ability to continue as a going concern, for potential recognition and/or disclosure and concluded that there were no subsequent events through February 27, 2026, the date of the filing of this report, that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2025.